                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 23)*

                             R. G. Barry Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Shares, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   068798-10-7
                               -------------------
                                 (CUSIP Number)

                                 Daniel D. Viren
                             R. G. Barry Corporation
                            13405 Yarmouth Road N.W.
                             Pickerington, OH 43147
                                 (614) 864-6400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                        Not Applicable - Voluntary Filing
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                AMENDMENT NO. 23
                                       TO
                                  SCHEDULE 13D

CUSIP NO. 068798-10-7

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

                  Gordon Zacks

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
                                                    (a) [ ]
                                                    (b) [ ]

3.       SEC USE ONLY:



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):
                  Not applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e):                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                     974,258
8.       SHARED VOTING POWER:                      -0-
9.       SOLE DISPOSITIVE POWER:                527,132
10.      SHARED DISPOSITIVE POWER:                 -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                  974,258

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS):                                   [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                  9.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
                  IN

                                AMENDMENT NO. 23
                                       TO
                                  SCHEDULE 13D
                                  ------------


Item 1.  Security and Issuer.
----------------------------

         This Amendment No. 23 to the Schedule 13D (the "Schedule 13D") filed by the reporting person Gordon Zacks ("Zacks") on August 7, 1984, with the Securities and Exchange Commission (the "SEC"), as amended, relates to common shares, $1.00 par value (the "Common Shares"), of R. G. Barry Corporation, an Ohio corporation (the "Company"), the principal executive offices of which are located at 13405 Yarmouth Road N.W., Pickerington, Ohio 43147. This Amendment No. 23 amends certain information set forth in the Schedule 13D, as previously amended.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

         As described more fully in Item 5(c) below, on May 9 and May 13, 2003, stock options previously granted by the Company to Mr. Zacks became exercisable with respect to an aggregate of 18,750 Common Shares. In addition, on May 11, 2003, an incentive stock option covering 6,694 common shares expired in accordance with its terms.

Item 4.  Purpose of Transaction.
-------------------------------

         Please see Item 3 above and Item 5(c) below.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

    (a)  Amount beneficially owned:  974,258 (1)(2)(3)(4)
    ------------------------------

         Percentage of class:          9.7% (5)
         -------------------

    (b)  Number of Common Shares as to which such person has:
    --------------------------------------------------------

         (i)  Sole power to vote or to direct the vote:
              ----------------------------------------

              974,258 (1)(2)(3)(4)

         (ii) Shared power to vote or direct the vote:
              ---------------------------------------

              None

         (iii) Sole power to dispose or to direct the disposition of:
               -----------------------------------------------------

               527,132 (1)(2)(3)(4)

         (iv)  Shared power to dispose or to direct the disposition of:
               -------------------------------------------------------

               None

-------------------

(1) Gordon Zacks is the voting trustee of the Zacks-Streim Voting Trust (the "Voting Trust") and exercises sole voting power as to the 585,056 Common Shares deposited in the Voting Trust. The owners of the Common Shares deposited in the Voting Trust retain investment power with respect to such Common Shares (subject to certain limitations on the right to remove the Common Shares from the Voting Trust) and the right to receive dividends thereon. Mr. Zacks is the beneficial owner of, and retains investment power as to, 137,930 of the Common Shares deposited in the Voting Trust. Mr. Zacks' mother, Florence Zacks Melton, as trustee under a trust established by the will of Aaron Zacks, deceased, is the owner of the balance of the Common Shares deposited in the Voting Trust. Mr. Zacks is a remainder beneficiary of the trust created by the will of Aaron Zacks.

(2) Includes 217,810 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 23. Excludes 37,500 Common Shares which Mr. Zacks has the right to acquire upon exercise of stock options which do not become exercisable until more than 60 days after the date of this Amendment No.
     23. Also excludes 14,967 Common Shares held of record and owned beneficially by the spouse of Mr. Zacks as to which Mr. Zacks has no voting or investment power and disclaims beneficial ownership.

(3) Mr. Zacks holds 171,392 Common Shares of record, as to which he has sole voting and investment power. Of such Common Shares, 10,000 Common Shares remain subject to restrictions on transfer under the terms of a Restricted Stock Agreement, dated May 13, 1999, between Mr. Zacks and the Company. See Items 3, 6 and 7 of Mr. Zacks' Amendment No. 19 to Schedule 13D, filed with SEC on February 10, 2000 ("Amendment No. 19").

(4) Under an agreement dated September 27, 1989, as amended, the Company has agreed, upon the death of Mr. Zacks, to purchase from the estate of Mr. Zacks, at the estate's election, up to $4 million of the Common Shares held by Mr. Zacks at the time of his death. The Common Shares would be purchased at their fair market value at the time the estate exercises its put right. The estate's put right would expire after the second anniversary of the death of Mr. Zacks. The Company has agreed to fund its potential obligation to purchase the Common Shares by purchasing and maintaining during Mr. Zacks' lifetime one or more policies of life insurance on the life of Mr. Zacks. In addition, Mr. Zacks agreed that, for a period of 24 months following his death, the Company will have a right of first refusal to purchase any Common Shares owned by Mr. Zacks at his death if his estate elects to sell the Common Shares. The Company would have the right to purchase the Common Shares on the same terms and conditions as the estate proposes to sell the Common Shares.

(5) Based upon the sum of (a) 9,835,352 Common Shares outstanding as of the date of this Amendment No. 23 and (b) 217,810 Common Shares which Mr. Zacks has the right to acquire upon the exercise of stock options exercisable within 60 days of the date of this Amendment No. 23.

     (c) Transactions by reporting person:
     ------------------------------------

         On May 9, 2003, (a) the incentive stock option (the "ISO"), which had been granted by the Company to Mr. Zacks on May 9, 2002 with an exercise price of $6.05, became exercisable with respect to 8,664 Common Shares and (b) the non-qualified stock option (the "NQSO"), which also had been granted by the Company to Mr. Zacks on May 9, 2002, with an exercise price of $5.50, became exercisable with respect to 3,836 Common Shares.

         On May 11, 2003, the ISO which had been granted by the Company to Mr. Zacks covering 6,694 Common Shares, with an exercise price of $16.43125 per share, expired in accordance with its terms.

         On May 13, 2003, the ISOs which had been granted by the Company to Mr. Zacks on May 13, 1999, with an exercise price of $9.2125, became exercisable with respect to an aggregate of 6,250 Common Shares.

    (d)  Right to receive or to direct the receipt of dividends from, or the
    ------------------------------------------------------------------------
         proceeds from the sale of, Common Shares:
         -----------------------------------------

         See Item 5(b) of this Amendment No. 23.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
------------------------------------------------------------------------------
to Securities of the Issuer
---------------------------

         See Item 3 of Amendment No. 19 and Item 5(b) of this Amendment No. 23.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

     Exhibit 1    - Restricted Stock Agreement, dated as of May 13, 1999,
                    between Gordon Zacks and R. G. Barry Corporation (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1999 of R. G. Barry Corporation (File No. 1-8769)).

     Exhibit 2(a) - Zacks-Streim Voting Trust and amendments thereto
                    (incorporated herein by reference to Exhibit 9 to the Annual Report on Form 10-K for the fiscal year ended January 2, 1993 of R.G. Barry Corporation (File No. 1-8769))

     Exhibit 2(b) - Documentation related to extension of term of the
                    Voting Trust Agreement for the Zacks-Streim Voting Trust (incorporated herein by reference to Exhibit 9(b) to the Annual Report on Form 10-K for the fiscal year ended December 30, 1995 of R.G. Barry Corporation (File No. 1-8769))

     Exhibit 3(a) - Agreement, dated September 27, 1989, between R.G.
                    Barry Corporation and Gordon Zacks (incorporated herein by reference to Exhibit 28.1 to the Current Report on Form 8-K, dated October 11, 1989, filed October 12, 1989, of R.G. Barry Corporation (File No. 0-12667))

     Exhibit 3(b) - Amendment No. 1, dated as of October 12, 1994, between R.G. Barry Corporation and Gordon Zacks (incorporated herein by reference to Exhibit 5 to Amendment No. 14 to

                    Schedule 13D, dated January 27, 1995, filed by Gordon Zacks on February 13, 1995)

     Exhibit 4    - Employment Agreement, dated July 1, 2001, between R. G.
                    Barry Corporation and Gordon Zacks (incorporated herein by reference to Exhibit 10.5 to the Annual Report on Form 10-K for the fiscal year ended December 29, 2001 of R. G. Barry Corporation (File No. 1-8769))



                  [Remainder of page intentionally left blank;
                          signature on following page.]

Signature.
---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 3, 2004                   /s/ Gordon Zacks
                                         -------------------
                                         Gordon Zacks